28 Liberty Street, 41st Floor

New York, NY 10005

D / 212-238-8619

August 11, 2023

via hand delivery and edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention:	Sandra Wall
John Hodgin
Jennifer O’Brien
Shannon Buskirk
Anuja A. Majmudar
Timothy Levenberg

Re:	Greenfire Resources Ltd. Amendment No. 4 to Registration Statement on Form F-4 Filed August 11, 2023 File No. 333-271381

Ladies and Gentlemen:

On behalf of our client, Greenfire Resources Ltd. (the “Company”), we are providing the Company’s responses to the verbal comments of the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission that you delivered to us on August 10, 2023 with respect to Amendment No. 3 to the Registration Statement/Proxy Statement of the Company (the “Third Amended Registration Statement/Proxy Statement”).

The Company is concurrently filing via EDGAR this letter and Amendment No. 4 to the Registration Statement/Proxy Statement of the Company (the “Fourth Amended Registration Statement/Proxy Statement”), which includes revisions made in response to the comments received from the Staff as well as certain additional changes to update the disclosure contained in the Third Amended Registration Statement/Proxy Statement. We are separately furnishing to the Staff courtesy copies of the Fourth Amended Registration Statement/Proxy Statement marked to show the changes to the Third Amended Registration Statement/Proxy Statement.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. All references to page numbers in the Company’s responses are to the pages of the Fourth Amended Registration Statement/Proxy Statement.

Amendment No. 4 to Registration Statement on Form F-4

Business of Greenfire and Certain Information About Greenfire Description of Business

Principal Properties, page 251

1.	We note the changes you submitted today did not address correcting the definition of proved undeveloped acreage on p. 251 of Amendment No. 3. Please revise the disclosure to remove the portion of the definition which states “but does not include undrilled acreage held by production under the terms of a lease.”

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosures on page 251 of the Fourth Amended Registration Statement/Proxy Statement.

Greenfire Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity

Greenfire Bonds, p. 295

2.	In addition to the other changes you submitted today, please also provide revised disclosure in the amended Form F-4 to address that part of our first comment from yesterday which relates to redemptions. Namely, please further revise to clarify the basis upon which you will determine whether (and when) you will redeem some or all of the Greenfire Bonds. In addition, consider whether updated risk factor disclosure related to the potential Greenfire Bond redemptions is appropriate. Make any corresponding revisions that are necessary.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 53, 81, 248 and 296 of the Fourth Amended Registration Statement/Proxy Statement to clarify that any redemption or other extinguishment of the Greenfire Bonds in connection with the refinancing would be from the proceeds of the potential new indebtedness. As disclosed in the other changes the Company submitted yesterday, the Company expects it to take three to six weeks to receive sufficient information about the potential terms and structure of any potential refinancing in order to determine whether to proceed.

The Company respectfully requests the Staff’s assistance in completing the review of the Fourth Amended Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (212) 238-8619. We thank you in advance for your attention to the above.

Sincerely,

/s/ Guy P. Lander
Guy P. Lander

cc:	Robert Logan, Chief Executive Officer and Director, Greenfire Resources Ltd.
David Phung, Chief Financial Officer and Director Greenfire Resources Ltd.
Charles Garner, M3 - Brigade Acquisition III Corp.
Sylvie Welsh, Burnet, Duckworth & Palmer LLP
John L. Robinson, Wachtell, Lipton, Rosen & Katz

2